Date: February 19, 2021	324-8th Avenue SW, 8th floor Calgary AB, T2P 2Z2 www.computershare.com
To: All Canadian Securities Regulatory Authorities
Subject: TRANSGLOBE ENERGY CORPORATION
Dear Sir/Madam: We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:
Meeting Type :Annual General MeetingRecord Date for Notice of Meeting :March 18, 2021Record Date for Voting (if applicable) :March 18, 2021Beneficial Ownership Determination Date :March 18, 2021Meeting Date :May 06, 2021Meeting Location (if available) :Calgary, AB Issuer sending proxy related materials directly to NOBO:NoIssuer paying for delivery to OBO:No Notice and Access (NAA) Requirements:NAA for Beneficial HoldersNoNAA for Registered HoldersNo

Voting Security Details:
DescriptionCUSIP NumberISINCOMMON SHARES893662106CA8936621066

Sincerely, Computershare Agent for TRANSGLOBE ENERGY CORPORATION